December 10, 2018

Fifteen Five Partners PBC
Attention: Board of Directors
901 Crystal Falls Parkway, Suite 207
Leander, Texas 78641

Re: Opinion of Counsel

To the Board of Directors:

Stokesbary PLLC (the “Firm”) is acting as counsel to Fifteen Five Partners PBC (the “Company”) with respect to the preparation and filing of an offering statement on Form 1-A. The offering statement covers the contemplated sale of up to 250,000 shares of the Company’s Class A Common Stock.

In connection with the opinion contained herein, the Firm has examined the offering statement, the certificates of incorporation and bylaws, the minutes of meetings of the Company’s board of directors, as well as all other documents necessary to render an opinion. In the Firm’s examination, it has assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies.

Based upon the foregoing, the Firm is of the opinion that the shares of Class A Common Stock being sold pursuant to the offering statement are duly authorized and will be, when issued in the manner described in the offering statement, legally and validly issued, fully paid and non-assessable.

No opinion is being rendered hereby with respect to the truth and accuracy, or completeness of the offering statement or any portion thereof.

The Firm further consents to the use of this opinion as an exhibit to the offering statement.

Very truly yours,

/s/ Stokesbary PLLC

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